[REDACTED]

VARIABLE ANNUITY
GUARANTEED MINIMUM DEATH BENEFIT
REINSURANCE AGREEMENT

This Agreement is effective December 31, 2002

Between

JACKSON NATIONAL LIFE INSURANCE COMPANY
(Hereinafter called the "CEDING COMPANY")
Lansing, Michigan

and

PRUDENTIAL ATLANTIC COMPANY LIMITED (in the process of changing its name to PRUDENTIAL ATLANTIC REINSURANCE
COMPANY LIMITED)
(Hereinafter called the "REINSURER")
Dublin, Ireland

Jackson National Life and Prudential Atlantic Company Limited

TABLE OF CONTENTS

	ARTICLE	PAGE
Access to Records	IX	15
Arbitration	XIII	18
Currency	XI	17
Definitions	I	3
Effective Date, Term and Termination	III	7
Insolvency	XII	17
Litigation	VIII	14
Miscellaneous	XV	19
Notices	XVI	20
Offset	XIV	19
Parties to the Agreement	II	6
Premiums and Accounting	V	11
Reinsurance Claim Settlement	VI	12
Reinsurance Coverage	IV	10
Reserves	VII	13
Unintentional Errors, Misunderstandings or Omissions	X	17

SCHEDULES

A	Contracts Subject to this Reinsurance Agreement
B	Experience Account Balance Calculation Factors
C	Monthly Reinsurance Premium
D	Reporting Format and Data Requirements

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE I - DEFINITIONS

A.	DAYS AND DATES
BUSINESS DAY:	Any day that securities are traded on the New York Stock Exchange and Banks are open for business in Ireland.
EARLY TERMINATION DATE:	If this Agreement terminates on any day other than on the 31st day of December of a year, the date upon which this Agreement terminates.
EFFECTIVE DATE:	As defined in Article III, Paragraph A.
MONTHLY VALUATION DATE:	The last BUSINESS DAY of each calendar month.
REGULAR TERMINATION DATE:	If this Agreement is not renewed after the initial term or any renewal term, the last day of such term.
REMITTANCE DATE:	The fifteenth (15th) calendar day after the end of each calendar month for which a reinsurance premium or reinsurance claim payment is due.
RENEWAL DATE:	The 1st day of January of each calendar year after 2003 unless this Agreement has already terminated.
TERMINATION DATE:	The earlier to occur of a REGULAR TERMINATION DATE or an EARLY TERMINATION DATE.

Jackson National Life and Prudential Atlantic Company Limited

B.	OTHER DEFINED TERMS
ACTIVE CONTRACT:	On the EFFECTIVE DATE, each ANNUITY CONTRACT. On any date after the EFFECTIVE DATE, each ANNUITY CONTRACT that on or before such date: (i) has not been the subject of a LOSS EVENT; (ii) has not been terminated due to lapse, surrender or some other valid contingency; and (iii) has not been annuitized.
ANNUITY CONTRACT:	An individual variable annuity contract issued by the CEDING COMPANY that is reinsured under this Agreement, as specified in Article IV, Paragraph A.
ASSET BASE:	The total amount of assets held in the general account and any separate accounts of the CEDING COMPANY under all ACTIVE CONTRACTS.
COMMISSIONER:	The Commissioner of Financial and Insurance Services of the State of Michigan, or his or her duly authorized designee.
GMDB or GUARANTEED MINIMUM DEATH BENEFIT:	For each ACTIVE CONTRACT, the excess, if any, of (a) over (b), where (a) is equal to the death benefit payable under that ACTIVE CONTRACT, and (b) is equal to the contract value (as determined under that ACTIVE CONTRACT).
GMDB RISK:	An amount equal to the aggregate of the GMDB for all ACTIVE CONTRACTS.
LOSS EVENT:	The receipt by the CEDING COMPANY of a proof of death in respect to an ACTIVE CONTRACT.

Jackson National Life and Prudential Atlantic Company Limited

SAP:	Statutory accounting principles, as determined under the laws of the State of Michigan.
SAP RESERVE:	The amount of reserves required to be established by the CEDING COMPANY under SAP with respect to the GMDB RISK.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE II - PARTIES TO THE AGREEMENT

This Agreement shall be binding upon, and shall inure solely to the benefit of, the CEDING COMPANY and the REINSURER. This Agreement shall not and is not intended to create any legal relationship between the REINSURER and any third party, including without limitation, annuitants, contract owners, certificate owners, beneficiaries, applicants or assignees under any ANNUITY CONTRACT.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE III - EFFECTIVE DATE, TERM AND TERMINATION

A.	The effective date of this Agreement is December 31, 2002 (the "EFFECTIVE DATE").
B.	The initial term of this Agreement shall commence on the EFFECTIVE DATE and end on December 31, 2003, unless sooner terminated pursuant to Paragraph D of this Article III.
C.	This Agreement shall automatically renew for successive one (1) year renewal terms, which renewal terms shall commence on each RENEWAL DATE and end on the 31st day of December of that calendar year, unless either party hereto provides the other with written notice not less than ninety (90) days, or less if mutually agreed upon, prior to the last day of the then current term of this Agreement of its intent not to renew this Agreement.
D.	This Agreement may be terminated prior to the expiration of the initial term or any renewal term as follows:
1.	At the option of the REINSURER, upon the announcement or the entering into of any binding contract for, or upon the occurrence of, any merger, consolidation, sale or similar transaction or series of transactions involving the CEDING COMPANY such that the CEDING COMPANY is no longer a direct or indirect wholly owned subsidiary of Prudential plc (any of the foregoing, a "Disposition Transaction"). The REINSURER shall provide to the CEDING COMPANY written notice of termination under this subparagraph 1, which notice shall specify an effective date of termination that shall be the earlier to occur of (i) the last day of a calendar month and which shall be no earlier than ninety (90) days, or less if mutually agreed upon by the parties, following the delivery of such notice; or (ii) the consummation of any Disposition Transaction.
2.	At the option of the CEDING COMPANY, if an encumbrancer takes possession of or a receiver is appointed over any of the property or assets of the REINSURER, or the REINSURER makes any voluntary arrangement with its creditors or becomes subject to an administration order, or the REINSURER goes into liquidation or anything analogous to any of the foregoing under the law of any jurisdiction occurs in relation to the REINSURER. The CEDING COMPANY shall provide to the REINSURER written notice of termination under this subparagraph 2, which notice shall specify an effective date of termination that shall be the last day of a calendar month.
3.	At the option of the REINSURER, if an order is entered appointing a receiver, conservator or trustee for the management of the CEDING COMPANY or a proceeding is commenced for rehabilitation, liquidation, supervision or conservation of the CEDING COMPANY or anything analogous to any of the foregoing under the law of any jurisdiction occurs in relation to the CEDING COMPANY. The REINSURER shall provide to the CEDING COMPANY written notice of termination under this subparagraph 3, which notice shall specify an effective date of termination that shall be the last day of a calendar month.

Jackson National Life and Prudential Atlantic Company Limited

	4.	Upon the mutual agreement of the CEDING COMPANY and the REINSURER, with the effective date of termination as specified in a writing signed by both parties.
	5.	At the option of the CEDING COMPANY, if there are no ACTIVE CONTRACTS subject to this Agreement. The CEDING COMPANY shall provide to the REINSURER written notice of termination under this subparagraph 5, which notice shall specify an effective date of termination that shall be the last day of a calendar month.
E.	Notwithstanding the termination of this Agreement, the REINSURER shall continue to be liable to the CEDING COMPANY in respect of all LOSS EVENTS occurring on or before the TERMINATION DATE and the CEDING COMPANY shall continue to be liable to the REINSURER for all unpaid reinsurance premiums payable to the REINSURER under this Agreement on or before the TERMINATION DATE.
F.	In the event of any termination of this Agreement, the REINSURER or the CEDING COMPANY, as the case may be, shall make a termination payment to the other according to the provisions below. The amount of such termination payment shall be based on the balance, as of the TERMINATION DATE, in an experience account as described below.
	1.	The experience account balance will be equal to the initial reinsurance premium (pursuant to paragraph A of Article V) as of the EFFECTIVE DATE, and thereafter be recalculated monthly. Each month on the MONTHLY VALUATION DATE, the prior month's account balance will be increased by the monthly reinsurance premium paid during that month from the CEDING COMPANY to the REINSURER under this Agreement pursuant to paragraph B of Article V, decreased by the monthly reinsurance risk charge as set forth in Schedule B hereto, decreased by monthly claims reimbursements paid during that month by the REINSURER to the CEDING COMPANY pursuant to Paragraph B of Article VI, and increased by interest on the prior month's balance at a rate of interest as set forth in Schedule B hereto.
	2.	If the experience account balance is a positive amount, the REINSURER shall pay such amount to the CEDING COMPANY. If the experience account balance is a negative amount, and the CEDING COMPANY has voluntarily agreed to the termination of this Agreement, the CEDING COMPANY shall pay such amount to the REINSURER.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE IV - REINSURANCE COVERAGE

A.	This Agreement pertains to each of the individual variable annuity contracts issued by the CEDING COMPANY that:
(i) are identified by form in Schedule A;
(ii) are in effect on the EFFECTIVE DATE and have not been annuitized; and
(iii) has not been terminated due to death, lapse, surrender or some other valid contingency and has not been annuitized;
said contracts being herein defined collectively as the ANNUITY CONTRACTS.
B.	The CEDING COMPANY hereby cedes to the REINSURER a one hundred percent (100%) quota share percentage of the CEDING COMPANY's GMDB RISK, subject to the annual claims payment limit specified in Paragraph C of this Article IV.
C.	This Agreement reinsures only the CEDING COMPANY's GMDB RISK (up to a maximum of [REDACTED] of claims payments in any one-year term of this Agreement). The REINSURER shall not participate in any cash values, loans, dividends or other features specific to permanent policies. Reinsurance shall follow the terms and conditions of each ANNUITY CONTRACT unless otherwise specified in this Agreement.
D.	Reinsurance of each ANNUITY CONTRACT shall commence on the EFFECTIVE DATE and shall terminate on the earlier to occur of: (i) the TERMINATION DATE; or (ii) the date such ANNUITY CONTRACT ceases to be an ACTIVE CONTRACT.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE V - PREMIUMS AND ACCOUNTING

A.	The CEDING COMPANY shall pay to the REINSURER an initial reinsurance premium of [REDACTED] as of the EFFECTIVE DATE.
B.	During the term of this Agreement, a monthly reinsurance premium, determined as set forth in Schedule C hereto, will become due and payable from the CEDING COMPANY to the REINSURER on the MONTHLY VALUATION DATE. On or before each REMITTANCE DATE, the CEDING COMPANY shall remit the appropriate monthly reinsurance premium to the REINSURER, net of any claims reimbursements due from the REINSURER to the CEDING COMPANY.
C.	On the EFFECTIVE DATE and on or before each REMITTANCE DATE thereafter, the CEDING COMPANY shall forward to the REINSURER its statement of account, data requirements, and experience account detail as set forth in Schedule D, together with its remittance for the monthly reinsurance premium as shown therein. In addition, the CEDING COMPANY shall provide such other services and support as the REINSURER may reasonably require or request.
D.	The initial reinsurance premium and each monthly reinsurance premium shall be made without deduction for any taxes, duties, charges, fees, deductions, withholdings or restrictions whatsoever. If the CEDING COMPANY is required by law to make any such deduction or withholding from any such payment, the amount due from the CEDING COMPANY in respect to such payment shall be increased to the extent necessary to ensure that after the making of such deduction or withholding the REINSURER receives a net amount equal to the amount that it would have received had no such deduction or withholding been required to be made.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE VI - REINSURANCE CLAIM SETTLEMENT

A.	The CEDING COMPANY is solely responsible for payment of claims under the ANNUITY CONTRACTS. The CEDING COMPANY shall provide the REINSURER with proof of claim, proof of claim payment and any other claim documentation requested by the REINSURER in accordance with Schedule D.
B.	On or before each REMITTANCE DATE, the CEDING COMPANY shall forward to the REINSURER its statement of account and data requirements as set forth in Schedule D, together with its request for reimbursement of the GMBD on each ACTIVE CONTRACT as to which there was a LOSS EVENT during the period covered by the CEDING COMPANY's statement of account and data requirements.
C.	On or before each REMITTANCE DATE (or, if later, three BUSINESS DAYS after the REINSURER's receipt of the CEDING COMPANY's statement of account and data requirements pursuant to Paragraph B of this Article VI), the REINSURER shall reimburse the CEDING COMPANY for each claim identified in the CEDING COMPANY's statement of account and data requirements (to the extent not netted out in connection with the CEDING COMPANY's payment of monthly reinsurance premiums pursuant to Article V, Paragraph B).
D.	On or before the sixtieth (60th) day after the TERMINATION DATE, the CEDING COMPANY shall forward to the REINSURER its final statement of account as set forth in Schedule D, together with a request for payment or notice of payment to be made as a termination payment determined by the balance of the experience account. Within ten (10) BUSINESS DAYS after the REINSURER's receipt of the CEDING COMPANY's final statement of account, the appropriate party shall pay to the other the amounts identified as being owed in the CEDING COMPANY's final statement of account.
E.	he CEDING COMPANY shall have six (6) months after the TERMINATION DATE to submit to REINSURER an amended final statement of account. Any amounts owed by either the CEDING COMPANY or the REINSURER, based on the amended final statement of account, must be paid within thirty (30) days of receipt of the amended final statement.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE VII - RESERVES

A.	It is the intention of both the REINSURER and the CEDING COMPANY that the CEDING COMPANY qualifies for reinsurance credit in the state of Michigan for reinsurance ceded hereunder. Without limiting the generality of the immediately preceding sentence, the REINSURER shall, in conformity with all applicable laws and regulations governing the REINSURER, take any and all commercially reasonable steps within its control so that the CEDING COMPANY may take full credit in its SAP financial statements for the business ceded under this Agreement..
B.	Without limiting the generality of the foregoing Paragraph A, it is agreed that when the CEDING COMPANY establishes SAP RESERVES for the GMBD RISK reinsured hereunder, as required by Michigan law, the CEDING COMPANY will forward to the REINSURER a statement showing such reserves. The REINSURER agrees to secure its obligations under this Agreement with a letter of credit or, alternatively, any other form of security permitted pursuant to Michigan Insurance Code section 500.1105.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE VIII - LITIGATION

In the event any legal action is brought against the CEDING COMPANY relating to payment of the death benefit due under an ANNUITY CONTRACT, the CEDING COMPANY shall provide to the REINSURER written notice thereof, including a copy of the complaint, within ten (10) BUSINESS DAYS after the CEDING COMPANY is served with the Complaint.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE IX - ACCESS TO RECORDS

A.	The CEDING COMPANY and the REINSURER, or their duly authorized representatives, shall have access at any reasonable time during regular business hours, to all records of the other, including the right to photocopy and retain copies of documents that reasonably pertain in any way to this Agreement. Books and records shall be maintained in accordance with prudent standards of insurance company record keeping and must be retained for a period of at least ten (10) years after the final settlement date. Within one hundred and fifty (150) days following the end of each calendar year, the CEDING COMPANY and the REINSURER shall provide each other with copies of their respective audited financial statements.
B.	The CEDING COMPANY and the REINSURER may come into possession or knowledge of Confidential Information of the other in fulfilling obligations under this Agreement. Each party agrees to hold such Confidential Information in the strictest confidence and to take all reasonable steps to ensure that Confidential Information is not disclosed in any form by any means by each of them or by any of their employees to third parties of any kind, other than attorneys, accountants, reinsurance intermediaries, consultants or retrocessionaires having an interest in such information, except by advance written authorization by an officer of the authorizing party; provided, however, that either party will be deemed to have satisfied its obligations as to the Confidential Information by protecting its confidentiality in the same manner that the party protects its own proprietary or confidential information of like kind, which shall be at least a reasonable manner. "Confidential Information" means any information which (1) is not generally available to or known by the public, or (2) has not been lawfully obtained or developed by either party independently and not in violation of this Agreement or from any source other than the other party, provided that such source is not bound by a duty of confidentiality to such other party, and which consists of:
	1.	information or knowledge about each party's products, processes, services, finances, customers, research, computer programs, marketing and business plans and claims management practices; and
	2.	any medical or other personal, individually identifiable information about people or business entities with whom the parties do business, including customers, prospective customers, vendors, suppliers, individuals covered by insurance plans, and each party's producers and employees; and
	3.	records provided pursuant to Paragraph A, above.

Jackson National Life and Prudential Atlantic Company Limited

C.	If either the CEDING COMPANY or the REINSURER discloses confidential information to interested parties such as, but not limited to, attorneys, accountants, reinsurance intermediaries, consultants or retrocessionaires having an interest in such information, such interested parties shall also be bound by this Article's provisions on disclosing confidential information. The CEDING COMPANY or the REINSURER must inform the interested party of the provisions of this Article and agree to ensure that the interested parties honor the provisions.
D.	This Article expires 3 years after the TERMINATION DATE.
E.	Notwithstanding anything in this Article IX to the contrary, the parties hereto shall exercise and perform their rights and obligations under this Agreement in conformity with all applicable laws and regulations pertaining to the use of policyholder information.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE X - UNINTENTIONAL ERRORS, MISUNDERSTANDINGS OR OMISSIONS

If failure to comply with any of the terms of this Agreement is shown to be the result of an unintentional error, misunderstanding or omission on the part of either the CEDING COMPANY or the REINSURER, the party adversely affected thereby will be restored to the position it would have occupied had no such error, misunderstanding or omission occurred, subject always to the correction of the error, misunderstanding or omission.

ARTICLE XI - CURRENCY

All retentions and limits hereunder are expressed in United States dollars and all premium and loss payments hereunder shall be made in United States currency.

ARTICLE XII - INSOLVENCY

A.	In the event of insolvency of the CEDING COMPANY, all reinsurance payments due under this Agreement from the REINSURER to the CEDING COMPANY shall be payable directly by the REINSURER to the CEDING COMPANY or to its liquidator, receiver, conservator or statutory successor on the basis of the REINSURER's liability to the CEDING COMPANY without diminution because of the insolvency of the CEDING COMPANY or because the liquidator, receiver, conservator or statutory successor of the CEDING COMPANY has failed to pay all or a portion of any claim.
B.	In the event of insolvency of the CEDING COMPANY, the liquidator, receiver, or statutory successor will immediately give written notice to the REINSURER of all pending claims against the CEDING COMPANY on any contracts reinsured. While a claim is pending, the REINSURER may investigate and interpose, at its own expense, in the proceedings where the claim is adjudicated, any defense or defenses that it may deem available to the CEDING COMPANY or its liquidator, receiver, or statutory successor. The expense incurred by the REINSURER will be chargeable, subject to court approval, against the CEDING COMPANY as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the CEDING COMPANY solely as a result of the defense undertaken by the REINSURER. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the CEDING COMPANY.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE XIII - ARBITRATION

A.	As a condition precedent to any right of action hereunder, any dispute between the parties with respect to the interpretation of this Agreement or any right, obligation or liability of either party, whether such dispute arises before or after termination of this Agreement, shall be submitted to arbitration upon the written request of either party. Each party shall select an arbitrator within thirty (30) days after the written request for arbitration. If either party refuses or neglects to appoint an arbitrator within thirty (30) days after the written request for arbitration, the other party may appoint the second arbitrator. The two arbitrators shall select an umpire within thirty (30) days after the appointment of the second arbitrator. If the two arbitrators fail to agree on the selection of the umpire within thirty (30) days after the appointment of the second arbitrator, either party may submit a request to the American Arbitration Association to select an umpire, subject to the requirements for such arbitrator set forth below.
B.	The arbitrators and the umpire all shall be active or retired, disinterested executive officers of insurance or reinsurance companies. The umpire shall preside at all hearings and meetings of the panel and shall announce the decision of the panel. The majority vote of the arbitrators and the umpire shall be the decision of the panel. The decision shall be in writing signed by the majority in favor thereof.
C.	The arbitration panel shall interpret this Agreement as an agreement entered into in the highest good faith in keeping with the commercially recognized customs and practices of the insurance business and shall make its decision considering said customs and practices. The arbitration panel is released from judicial formalities and shall not be bound by strict rules of procedure and evidence.
D.	The decision of the arbitration panel shall be final and binding on both parties. The arbitration panel may, at its discretion, award costs and expenses as it deems appropriate, including, but not limited to, attorneys' fees, interest and compensatory damages. Judgment may be entered upon the final decision of the arbitration panel in any court of competent jurisdiction.
E.	In the absence of a decision to the contrary by the arbitration panel, each party shall bear the expense of the arbitrator chosen by or for it and shall jointly and equally bear with the other party the expense of the umpire and of the arbitration.

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE XIV – OFFSET

A.	Either party shall have, and may exercise at any time and from time to time, the right to offset any balance or amounts whether on account of premiums, or on account of losses or otherwise, due from one party to the other under the terms of this Agreement. However, in the event of insolvency of CEDING COMPANY subject to the provision of Article XII, offset shall only be allowed in accordance with the statutes and/or regulations of the state having jurisdiction over the insolvency.
B.	If this Agreement terminates prior to the end of the initial term or any renewal term, both parties shall continue to be entitled to all offset credits up to the effective date of termination.

ARTICLE XV – MISCELLANEOUS

A.	Neither the CEDING COMPANY nor the REINSURER shall have the right to assign or transfer any portion of its rights, duties and obligations under the terms and conditions of this Agreement without the written approval of the other party.
B.	The text of this Agreement and all Exhibits, Schedules and Amendments are considered to be the entire contract between the parties. There are no other understandings or agreements between the parties regarding the contracts reinsured other than as expressed in this Agreement. Changes or additions to this Agreement will not take effect unless made by means of a written amendment signed by both parties.
C.	The REINSURER hereby designates Edward F. Greene, attorney-at-law, whose address is Cleary Gottlieb Steen & Hamilton 55 Basinghall Street, City Place House, London, England, EC2V 5EH, as its agent upon whom service of process may be served.
D.	The REINSURER (i) consents to submit itself to the personal jurisdiction of any arbitration panel or any federal or state court of the United States (any such federal or state court, a "Court"), in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that it will comply with all requirements necessary to give the arbitration panel or Court jurisdiction; and (iii) agrees that it will abide by the final decision of the arbitration panel, Court, or any appellate court on appeal.
E.	This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws).

Jackson National Life and Prudential Atlantic Company Limited

ARTICLE XVI - NOTICES

A.	All notices required to be given hereunder shall be in writing and shall be deemed delivered if personally delivered, sent via reputable overnight carrier, sent via facsimile with evidence of successful transmission, or dispatched by certified or registered mail, return receipt requested, postage prepaid, addressed to the parties as follows:

Lisa C. Drake, FSA Senior Vice President and Chief Actuary The Jackson National Life Insurance Company One Corporate Way Lansing, MI 48951 Phone: +1 517 702-2452 Fax: +1 517 706-5520

General Manager Prudential Atlantic Company Limited Montague House Adelaide Road Dublin 2 Ireland Phone: +353 1 415 7000 Fax: +353 1 415 7050

With copies to:

Group Financial Controller Prudential plc Laurance Pountney Hill London EC4R 0HH United Kingdom Phone: +44 20 7548 3166 Fax: +44 20 7548 3699

B.	Notice shall be deemed given on the date it is received in accordance with the foregoing. Any party may change the person and/or the address to which notices are to be sent by notifying the other party of such change of address in writing in accordance with the foregoing.

Jackson National Life and Prudential Atlantic Company Limited

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed in duplicate on the dates indicated to be effective as of the date specified above.

Prudential Atlantic Company Limited	Jackson National Life Insurance Company

By s/Martin Cosgrove	By s/Richard D. Ash
Name Martin Cosgrove	Name Richard D. Ash
Title Director	Title Vice President Actuary
Date January 12, 2003	Date January 27, 2003

Jackson National Life and Prudential Atlantic Company Limited

SCHEDULE A

Contracts Subject to this Reinsurance Agreement

Form Number*	Policy Description	Issue Date on or after
VA400	Perspective Advisors	April 1, 1998
VA200	Perspective	November 1, 1995
VA600	Perspective Advantage	January 3, 2002
VA250	Perspective II	January 15, 2002
VA260	Perspective Focus	April 1, 2002

*Includes all state variations

Jackson National Life and Prudential Atlantic Company Limited

SCHEDULE B

Experience Account Balance Calculation Factors

For the purposes of Article III, Paragraph F.1, interest on the prior month’s experience account balance shall be calculated based on the rate equal to the One-Month USD LIBOR Rate as of the applicable MONTHLY VALUATION DATE minus [REDACTED].

For the purposes of Article III, Paragraph F.1, the monthly reinsurance risk charge shall be equal to [REDACTED] per month of the ASSET BASE as of the EFFECTIVE DATE in the case of the initial term of this Agreement and as of the applicable RENEWAL DATE in the case of each renewal term of this Agreement.

Changes, if any, to this Schedule B shall be negotiated prior to each RENEWAL DATE, or as frequently as required, and be made only by mutual agreement of the CEDING COMPANY and the REINSURER.

Jackson National Life and Prudential Atlantic Company Limited

SCHEDULE C

Monthly Reinsurance Premium

The monthly reinsurance premium payable pursuant to Article V. B. shall be equal to [REDACTED] per month of the ASSET BASE as of the EFFECTIVE DATE in the case of the initial term of this Agreement and as of the applicable RENEWAL DATE in the case of each renewal term of this Agreement.

Changes, if any, to this Schedule C shall be negotiated prior to each RENEWAL DATE, or as frequently as required, and be made only by mutual agreement of the CEDING COMPANY and the REINSURER.

Jackson National Life and Prudential Atlantic Company Limited

SCHEDULE D

Reporting Format and Data Requirements

Monthly Statement of Account (prepared by CEDING COMPANY)

1.	Calculated value of monthly reinsurance premium
2.	Reinsured claims reported during the month

Monthly Reporting Data Requirements (prepared by CEDING COMPANY) ACTIVE CONTRACTS and those terminating during the month only:

Insured Life (annuitant) SSN
Contract Identifier
Insured Life Indicator (Annuitant, Owner, or Other)
Insured Life Date of Birth
Insured Life Sex
Second Life Date of Birth (if joint contract)
Second Life Sex (if joint contract)
Issue Date
Qualified Status
Contract Type
Initial Retail Premium
Cumulative Retail Premium
Cumulative Withdrawals
Account value by subaccount
Termination Date
Termination Reason (surrender, death, annuitization)
Optional benefit indicators

Experience Account Detail (prepared by CEDING COMPANY)

Final Statement of Account (prepared by CEDING COMPANY)

Jackson National Life and Prudential Atlantic Company Limited